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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February , 200 6

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Company Contact:

Investor Relations Contact

Ziv Zviel

Ehud Helft/Kenny Green

Magic Software Enterprises Ltd

Gelbert Kahana International

+972-3-538-9219

1-866-704-6710

Ziv_Zviel@magicsoftware.com

Ehud@gk-biz.com,

Kenny@gk-biz.com

Magic Software Reports Fourth Quarter

and Full Year 2005 Financial Results

Magic Continues to Invest Heavily In Its iBOLT Integration Suite

OR YEHUDA, ISRAEL (February 16, 2006) - Magic Software Enterprises Ltd. (NASDAQ: MGIC), a leading provider of state-of-the-art business integration and development technology, reported today its results for the quarter and fiscal year ended December 31, 2005.

Fourth Quarter Results

Fourth quarter revenue reached $15.02 million, a 2% increase over $14.77 million reported for the third quarter of 2005 and a 12% decrease from $17.03 million recorded in the comparable quarter in 2004.

License sales for the quarter reached $3.73 million, a 2% decrease from $3.79 million as recorded in the third quarter of 2005 and a 25% decrease from $4.96 million reported in the fourth quarter of 2004. Application sales in the reported quarter, at $2.00 million, decreased 9% from $2.19 million in the third quarter of 2005 and 24% from $2.65 million in the comparable quarter in 2004. Revenue from maintenance and support, at $3.36 million, decreased 7% from the $3.6 million achieved in the third quarter of 2005 and 3% from $3.47 million achieved in the fourth quarter of 2004. Revenue from consulting and other services, at $5.92 million, grew 15% from $5.16 million achieved in the third quarter of 2005 and remained flat at $5.94 million as reported in the fourth quarter of 2004.

In the reported quarter, sales in Europe and North America each accounted for 37% of total revenue, while Japan and the rest of the world accounted for 12% and 14% of total revenue, respectively. Compared to the third quarter of 2005, sales in Europe grew by 4%, while sales in North America and the rest of the world grew by 6% and 26%, respectively. Sales in Japan decreased by 29%.

Gross profit in the reported quarter, at $7.76 million, decreased 6% from $8.27 million as reported in the third quarter of 2005 and decreased 24% from $10.18 million in the comparable quarter in 2004.

Net loss for the fourth quarter of 2005 amounted to $1.99 million, or ($0.06) per share, compared to $1.62 million, or ($0.05) per share, reported in the third quarter of 2005 and to net income of $1.71 million, or 0.05 per share, reported in the comparable quarter in 2004.

Fiscal Year 2005 results

Total revenue in fiscal year 2005 reached $61.00 million, a decrease of 6% from the $65.2 million achieved in 2004.

License sales in fiscal year 2005 reached $16.8 million, a decrease of 18% from the $20.6 million achieved in 2004. Application revenue increased 12% over the $7.4 million achieved in 2004, reaching $8.30 million. Maintenance and support revenue was $14.37 million, a 15% increase over the $12.55 million reported in the previous year, while revenue from consulting and other services totaled $21.51 million, a 12% decrease from the $24.59 million reported in fiscal year 2004.

Gross profit in 2005 reached $34.31 million, a 14% decrease from the $39.69 million achieved last year.

Net loss totaled $4.61 million, or ($0.15) per share in fiscal 2005, compared to a net profit of $4.09 million, or $0.13 per share, in fiscal year 2004.

In fiscal 2005, sales in Europe accounted for 38% of total revenue, while North America, Japan and the rest of the world accounted for 34%, 17% and 11% of total revenue respectively. Compared to fiscal 2004, sales in Europe, North America and Japan decreased 10%, 3% and 12%, respectively while the rest of the world grew by 11%.

“Although 2005 was a very difficult year for Magic, we have begun implementing the changes required to turn the business around in 2006,” stated, David Assia, Chairman and acting CEO of Magic Software Enterprises. “Throughout the fourth quarter, we have accelerated our channel building efforts, in particular we saw increasing acceptance and successes within the SAP partner community.”

Assia continued, “the company is continuing to invest heavily in its future growth engine – iBOLT, on account of current  profitability and in anticipation of its future growth.

 “In the third quarter of 2005, we began a process of widespread organizational changeThis culminated in an unprecedented reorganization of our business units with the goal of becoming a more product focused company. We have formed two product divisions with direct P&L responsibility, one for iBOLT and one for eDeveloper, accompanied by a reduction in our regional infrastructure. In connection to this process, we have incurred a one-time expense of $342,000.  Last quarter, we announced the nomination of a Amit Ben Zvi as the new Vice President for iBOLT. Regev Yativ, the Managing Director of EMEA will be reassigned to manage the eDeveloper Division as of July 1, 2006, at which point the post of Managing Director EMEA will be eliminated. As part of this reorganization we have also recently appointed Mr. Yohai Shaked as our new VP ROW, which includes Magic Software Japan.” Assia concluded.

Accomplishments:

The following highlights were announced, or occurred since Magic Software Enterprises' last earnings statement:

•

Magic has completed implementations of both eDeveloper and iBOLT and signed deals with a number of leading banks across Europe and Israel.

•

Among these deals was the completion of a Money Laundering Prevention solution for Bank Leumi – Israel’s leading bank.

•

A major global financial institution signed a major iBOLT deal in Europe worth more than $250,000

•

A leading German bank also entered into a major iBOLT project during the quarter.

•

In the U.S. Magic sold iBOLT Enterprise Servers to two major companies in the financial services industry for use in the integration of business processes in the life insurance and annuities industry.  In addition, they delivered the initial phases of a development and integration project for Multiple Listing Service of Hilton Head Island, Inc. in Hilton Head, S.C..

•

Coretech, one of Magic’s subsidiaries signed a yearly $2.5M renewal contract for its services with a major pharmaceutical company.

•

Throughout this quarter we witnessed significant endorsement of our technology from our leading customers worldwide – where we have succeeded in cross selling and reusing Magic technology throughout these organizations. Among these customers are industry leaders such as PARTENORD, METI, GIM, Paris Expo, Bank Igud, and Vadim Software.

SAP Partnership highlights:

•

Magic’s iBOLT SE for SAP Business One has already attracted over 95 SAP Business One partners worldwide. They are selling enhanced solutions that can be rapidly implemented and simply deployed by small and midsized enterprises (SMEs).

•

Magic began shipping Magic Software's iBOLT Special Edition for SAP Business One 2005 in February.

•

Magic received the SAP® Business One ISV Partner Leadership in Innovation 2005 award from SAP Americas.

Other Highlights:

•

In the recent Gartner Magic Quadrant for the Integrated Services Environment (ISE) Market, Magic was positioned in the ISE visionary quadrant. According to Gartner, Inc., visionaries are vendors that have a clear vision of market direction and are focused on preparing for that, but they can still improve in terms of optimizing service delivery. An ISE is the development environment for composite applications. It is an integrated development platform or framework that is focused on developing applications using a composite metaphor based on SOA and process centricity through lightweight BPM techniques.

•

Magic has begun preparations for its upcoming release of eDeveloper V10. This extended release plan includes a 9-month Beta (6/05 – 3/06) and a controlled release (ramp-up program) scheduled to run from March 30th, 2006 to June 30th, 2006. The company is scheduled to officially launch this product at the end of Q2/06.

Conference Call

Magic's management will also host a conference call today, Thursday, February 16th, 2005 to discuss the Company’s fourth quarter and full year financial results. The conference call will begin at 11am EST, 4pm GMT or 6pm in Israel.

To participate in the conference call, please call the appropriate number listed below at least five to ten minutes prior to the start of the call:

From the US: 1 866 229 7198
From Canada: 1 866 485 2399
From Israel: 03 918 0600
All others: +972 3 918 0600

Callers should reference the Magic Software fourth quarter 2005 Earnings Conference Call.

A replay of the conference call will be available approximately 48 hours after the call ends, and will be available for three months, at http://www.magicsoftware.com/investors.

About Magic Software Enterprises

Magic Software provides a Service Oriented Platform (Application Integration, Business Process Management and Composite Applications) to rapidly develop, change and deploy solutions integrated with existing and legacy systems. Magic Software enables enterprises to increase their agility and rapidly adapt to business changes, by aligning their IT with their business operations, accelerating the evolution to Service Oriented Architecture through Application Integration and Business Process Management. Our customers develop and deploy applications that are rapidly customized and integrated with existing and legacy systems. Our products are built on 20 years of R&D and customer experience, leading the industry in Composite Application Development. Magic technology, products and professional services are available through a global network of subsidiaries, distributors and over 2500 Magic Solutions Partners in approximately 50 countries. The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The company's North American subsidiary is located at 23046 Avenida de la Carlota Suite 300 Laguna Hills, CA 92653, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404. www.magicsoftware.com

* Magic Quadrant Disclaimer

The Magic Quadrant is copyrighted February 2, 2006 by Gartner, Inc. and is reused with permission. The Magic Quadrant is a graphical representation of a marketplace at and for a specific time period. It depicts Gartner's analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or service depicted in the Magic Quadrant, and does not advise technology users to select only those vendors placed in the "Leaders" quadrant. The Magic Quadrant is intended solely as a research tool, and is not meant to be a specific guide to action. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Consolidated Balance Sheets (US Dollars in Thousands)
	December 31, 2005	December 31, 2004
Assets
Current assets
Cash and cash equivalents	$9,116	$7,580
Short term deposits	368	-
Short term marketable securities	4,381	5,223
	13,865	12,803
Accounts receivables
Trade receivables	14,612	20,543
Other receivables and prepaid expenses	3,113	3,432
Inventory	400	433
Total current assets	18,125	37,211

Severance pay fund	2,135	2,033
Long term deposits	805	587
Investments in affiliated companies	198	179
Fixed assets, net	7,028	7,540
Goodwill	20,762	21,684
Other assets, net	11,126	11,051
Total assets	$74,044	$80,285

Liabilities
Current liabilities
Short-term bank debt	$4,098	$2,223
Trade payables	3,479	2,920
Accrued expenses and other liabilities	11,017	12,216
Total current liabilities	18,594	17,359

Long-term loans	90	94
Accrued severance pay	2,527	2,455
Minority interests	528	830

Shareholders' equity
Share capital	829	827
Capital surplus	104,558	106,298
Treasury stock	(6,772)	(5,875)
Accumulated deficit	(46,310)	(41,703)
Total shareholders' equity	$52,305	$59,547
Total liabilities and shareholders’ equity	$74,044	$80,285

Consolidated Statement of Operations (US Dollars in Thousands)
	Three Months ended December 31,		Twelve Months ended December 31,
	2005	2004	2005	2004
Revenues
Software sales	$3,727	$4,961	$16,803	$20,614
Applications	2,003	2,649	8,300	7,408
Maintenance and Support	3,365	3,477	14,376	12,555
Consultancy & other services	5,921	5,944	21,511	24,590
Total revenues	$15,016	$17,031	$60,990	$65,167

Cost of revenues
Software sales	$2,604	$1,769	$8,483	$6,462
Maintenance and Support	481	805	2,679	3,199
Consultancy & other services	4,167	4,271	15,514	15,818
Total cost of revenues	$7,252	$6,845	$26,676	$25,479

Gross profit	$7,764	$10,186	$34,314	$39,688

Research & development, net	900	1,036	3,733	3,845
Sales, marketing and general & administrative expenses	(*) 8,106	7,849	(*) 33,135	30,778
Depreciation	402	399	1,707	1,763
Operating income (loss)	$(1,644)	$902	$(4,261)	$3,302

Financial income (expenses), net	(192)	1,023	(811)	912
Other income	-	-	1,169	-
Income (loss) before taxes	(1,836)	1,925	(3,903)	4,214
Taxes on income	63	214	491	281
Income (loss) before minority Interest	(1,899)	1,711	(4,394)	3,933
Minority interests in income (losses) of subsidiaries	39	5	232	(78)
Equity gain (loss)	(53)	6	19	79
Net income (loss)	$(1,991)	$1,712	$(4,607)	$4,090

Earnings (loss) per share, basic and diluted	$(0.06)	$0.05	$(0.15)	$0.13
Basic weighted avg. shares outstanding (000’s),	31,054	31,187	31,124	31,031
Diluted weighted avg. shares outstanding (000’s)	31,054	31,982	31,124	32,428

(*) Including a one time restructuring charge of $ 342

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ David Assia

David Assia

Chairman

Date: February 16, 2006